UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2012

Commission file number: 1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SAP AG

FORM 6-K

On September 28, 2012, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), and Ariba, Inc., a Delaware corporation (“Ariba”), issued a joint press release (the “Press Release”) announcing the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, by the U.S. Department of Justice on September 28, 2012, with respect to SAP’s previously announced proposed acquisition of Ariba. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On October 1, 2012, SAP and Ariba issued a joint press release (the “Closing Press Release”) announcing the completion of SAP’s acquisition of Ariba. The Closing Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2011 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit
99.1	Joint press release issued by SAP and Ariba dated September 28, 2012.

99.2	Joint press release issued by SAP and Ariba dated October 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)

By:	/s/ Wendy Boufford
Name: Wendy Boufford
Title: Attorney-in-Fact

Date: October 2, 2012